No Act

ACT ICA
SECTION 12(d)(3), 17(a)
RULE 17d-1
PUBLIC AVAILABILITY Jan. 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 13, 2008

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

Marco E. Adelfio
Morrison & Foerster LLP
2000 Pennsylvania Avenue, N.W.
Washington, DC 20006-1888

Re: Wells Fargo Funds Trust—Prime Investment Money Market Fund and Heritage Money Market Fund (File No. 811-09253)

Dear Mr. Adelfio:

Your letter of January 31, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act") if Wells Fargo Funds Trust (the "Trust"), of which Prime Investment Money Market Fund and Heritage Money Market Fund (the "Funds") are each a series, and Wells Fargo Bank, N.A. (the "Bank") enter into the arrangement summarized below and more fully described in the letter. The Bank is an affiliated person of Wells Fargo Funds Management, LLC, which is the investment adviser of the Funds.

Each Fund is a series of an open-end management investment company that is registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

[redacted]

08015619

valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that each Fund holds commercial paper ("CP") issued by Victoria Finance LLC, a structured investment vehicle. You state Victoria Finance has defaulted upon the CP due to the occurrence of an enforcement event under the terms of the CP. You state further the Board of Trustees of the Trust (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has determined that, due to unfavorable market conditions, disposal of the CP is currently not in the best interests of the Funds.

You state that in order to limit the potential losses that the Funds and their shareholders may incur upon the ultimate disposition of the CP, Wells Fargo and the Trust, on behalf of the Funds, seek to enter into a Capital Support Agreement (the "Agreement"), a form of which was provided to the staff. You represent that:

(i) the Agreement would commit the Bank to make specified cash contributions (including interest payable after the scheduled maturity date at a rate specified in the Agreement)[4] to the Funds that would cover all losses realized on a specified portion of the CP (the "Covered Securities"), subject to an aggregate contribution amount specified in the Agreement;

(ii) the Agreement would be entered into at no cost to the Funds, and the Bank would not obtain any shares or other contribution from the Funds in exchange for its contribution;

(iii) if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would qualify as an Eligible Security (as defined in rule 2a-7 under the Act) because the bank has received a rating in one of the two highest short-term categories from a Nationally Recognized Statistical Rating Organization with respect to a class of debt obligations that is comparable in priority and security to the Agreement;

(iv) the Board or its delegate has determined that the Agreement presents minimal credit risks;

(v) Each Fund will dispose of its Covered Securities promptly following a downgrade in the Bank's short-term credit ratings such that the Bank's obligations no longer qualify as First Tier Securities (as defined in rule 2a-7 under the Act) or on the business day immediately prior to the termination date specified in the Agreement, unless the Bank obtains a letter of credit or other credit enhancement of comparable quality to a First Tier Security within 15 days and the parties obtain prior approval of the Board and consent of the Division staff; and

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4 Division staff notes that, as specified in the Agreement, the CP was scheduled to mature on February 1, 2008.

(vi) the Board has approved the Agreement and determined that entering into the Agreement is in the best interests of the Fund.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a)(1), 17(d) and 12(d)(3) of the Act if the Bank and the Trust, on behalf of the Funds, enter into the arrangement summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

We have considered your request for confidential treatment of your letter and our response for a period of not more than 120 days from the date of our response. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of: (i) June 12, 2008; or (ii) the date on which information about the Agreement is disclosed in the Funds' shareholder reports or is otherwise made public in the ordinary course of the Funds' business.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to Marco E. Adelfio on January 31, 2008.

6 "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,
ORANGE COUNTY, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

Investment Company Act of 1940–
Sections 17(a)(1), 17(d), and
12(d)(3)

Writer's direct dial:
202-887-1530

January 31, 2008

Mr. Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wells Fargo Bank, N.A. and Wells Fargo Funds Trust – Prime Investment Money Market Fund and Heritage Money Market Fund

Dear Mr. Plaze:

We write on behalf of Wells Fargo Bank, N.A. (the "Bank") and Wells Fargo Funds Trust (the "Trust"). The Bank is an affiliated person of Wells Fargo Funds Management, LLC ("Funds Management"), which is the investment adviser to and, as such, an affiliated person of Wells Fargo Advantage Prime Investment Money Market Fund and Wells Fargo Advantage Heritage Money Market Fund (the "Funds") of the Trust. We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 17(a)(1), 17(d), or 12(d)(3) of the Investment Company Act of 1940 (the "1940 Act"), or the rules thereunder, if the Bank and the Trust enter into the arrangement described below.

Each Fund is a series of the Trust, which is registered with the Commission under the 1940 Act as an open-end management investment company. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. Funds Management, which is registered with the Commission as an investment adviser and serves as the investment adviser to each Fund, is an indirect wholly owned subsidiary of Wells Fargo & Company and an affiliate of the Bank. Wells Capital Management Incorporated, which is also an indirect wholly owned subsidiary of Wells Fargo & Company that is registered with the Commission as an investment adviser, is the sub-adviser to each Fund.

The Funds hold VICTORIA FINANCE LLC commercial paper ("VicFin CP"). The issuer has defaulted upon VicFin CP due to the occurrence of an Enforcement Event under the terms of the VicFin CP. In accordance with Rule 2a-7(c)(6)(ii), the Trust's board of trustees (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act, has determined that, due to unfavorable market conditions, disposal of the VicFin CP is not currently in the best interest of the Funds. In light of the unfavorable market conditions, the Bank and the Trust propose to enter into the arrangement described below.

To limit the potential losses that the Funds and the shareholders may incur upon the ultimate disposition of the VicFin CP and to prevent any downgrade in the rating of a Fund by a Nationally Recognized Statistical Rating Organization ("NRSRO"), the Bank and the Trust propose to enter into a Capital Support Agreement (the "Agreement"), at no cost to the Trust or the Funds, that would commit the Bank to make specified cash contributions to the Funds that would cover all losses realized on a specified portion of the VicFin CP (the "Covered Securities") (subject to a maximum contribution amount).[1]

As further described in the form of Agreement that we have provided to you, the cash contribution would cover the difference (subject to a maximum contribution amount) between: (i) the amortized cost value of the Covered Securities, plus an additional amount in respect of interest on such Covered Securities;[2] and (ii) the net proceeds received by the Funds in connection with the sale of the Covered Securities, the final payment of any or all Covered Securities, and/or the discharge of any issuer or credit enhancer of any liability for the Covered Securities. The Bank would not receive any shares or other consideration from the Funds in exchange for its contribution, but the Bank would not be precluded from purchasing the Covered Securities during the term of the Agreement pursuant to Rule 17a-9

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1 We note that the Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If the Agreement were deemed to be a security, then the Agreement would currently qualify as an "Eligible Security" under Rule 2a-7(a)(10)(i) under the 1940 Act, as among other things, the Bank has received a rating in one of the two-highest short-term rating categories from an NRSRO with respect to a class of debt obligations that is comparable in priority and security with the Agreement. In addition, the Agreement is consistent with Rule 2a-7(c)(3)(i) in that the Board or its delegate has determined that it presents minimal credit risks.

2 The "additional amount in respect of interest" consists of: (i) any accrued, but unpaid interest on the Covered Securities as of their scheduled maturity date; and (ii) interest on the Covered Securities payable after their scheduled maturity date at a rate agreed to by the Bank and the Board and specified in the Agreement.

under the 1940 Act.[3] Each Fund will dispose of its Covered Securities promptly following: (i) any downgrade in the Bank's short-term credit ratings such that the Bank's obligations no longer qualify as "First Tier Securities" as defined in paragraph (a)(12) of Rule 2a-7 under the 1940 Act, or (ii) on the business day immediately prior to the termination date specified in the Agreement; provided that, no Fund shall be required to dispose of such securities if the amount the Fund expects to receive would not result in the payment of a cash contribution or, with respect to an event described in (i) above, unless the Bank satisfies the terms of the Agreement permitting arrangements for a substitute obligation or credit support within 15 days, and the parties obtain prior approval of the Board and prior consent of the Division staff. The Board has reviewed and approved the proposed Agreement as being in the best interest of the Funds.

The Bank, however, is an "affiliated person of an affiliated person" of the Funds under Section 2(a)(3) of the 1940 Act, because it is under common control with the investment adviser and sub-adviser to the Funds. The issuance of the Agreement to the Funds may, therefore, be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, knowingly to sell any security or other property to, the investment company.

The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission. Rule 17d-1 under the 1940 Act, in relevant part, makes it unlawful for an affiliated person of a registered investment company (or any affiliated person of such person), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval.

In addition, the Bank's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Bank to the Funds may, therefore, be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker,

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3 Rule 17a-9 under the 1940 Act exempts the purchase of certain securities from a money market fund from the restrictions of Section 17(a) of the 1940 Act, provided that, among other things, the security is no longer an "Eligible Security" as defined in Rule 2a-7(a)(10) under the 1940 Act and that the purchase price equals the greater of the amortized cost of the security or its market price (in each case, including accrued interest).

dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 under the 1940 Act because the exemption does not extend to affiliated persons of the Fund's own investment adviser or principal underwriter.

Accordingly, on behalf of the Funds and the Bank, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Funds or the Bank under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or the rules thereunder, if the Bank and the Trust enter into the Agreement as described above.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request that this request and the response be accorded confidential treatment until the date on which information about the Agreement is disclosed in the Funds' shareholder reports or is otherwise made public in the ordinary course of the Funds' business, which will in no event be more than 120 days from the date the response to this request is issued. We believe that the request for confidential treatment is reasonably limited in time, as disclosure in the ordinary course will likely occur on or before April 7, 2008. If you have any questions or other communications concerning this matter, please do not hesitate to call the undersigned at 202-887-1530.

Sincerely,

Marco E. Adelfio

cc: C. David Messman, Esq.
Margery K. Neale, Esq.

END